   As filed with the Securities and Exchange Commission on July 30, 2001


                                                 Registration No. 333-65662

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ---------------

                              AMENDMENT NO. 1


                                    TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                ---------------

                              AT HOME CORPORATION
           (Exact name of the Registrant as specified in its charter)

                    Delaware                                        77-0408542
        (State or other jurisdiction of                          (I.R.S.
employer
         incorporation or organization)                        identification
no.)

                              450 Broadway Street
                         Redwood City, California 94063
                                 (650) 556-5000
 (Address and telephone number of the Registrant's principal executive offices)

                                ---------------

                                Mark A. McEachen
              Executive Vice President and Chief Financial Officer
                              At Home Corporation
                              450 Broadway Street
                         Redwood City, California 94063
                                 (650) 556-5000
   (Name, address and telephone number of the Registrant's agent for service)

                                ---------------

                                   Copies to:
                            Gordon K. Davidson, Esq.
                              Thomas J. Hall, Esq.
                            Douglas A. Stewart, Esq.
                               Fenwick & West LLP
                              Two Palo Alto Square
                          Palo Alto, California 94306
                                 (650) 494-0600

                                ---------------

        Approximate date of commencement of proposed sale to the public:
     From time to time after this registration statement becomes effective.

   If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]


   The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant files a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE + +SELLING STOCKHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION + +STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. +
+THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT        +
+SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR   +
+SALE IS NOT PERMITTED.                                                        +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                (Subject to completion dated July 30, 2001)


PROSPECTUS

                             [LOGO OF EXCITE@HOME]

                              At Home Corporation

                   51,869,286 Shares of Series A Common Stock

                                  -----------

Excite@Home's Series A common stock trades on the Nasdaq National Market.

Last reported sale price on July 27, 2001: $1.22 per share.

Trading Symbol: ATHM

                                  -----------

                                  THE OFFERING

  With this prospectus, the selling stockholders named in the section entitled "Selling Stockholders" of this prospectus may offer and sell shares of our Series A common stock (1) issuable upon conversion of the convertible notes issued pursuant to a Securities Purchase Agreement dated June 8, 2001; or (2) that they acquired in connection with our acquisitions of DataInsight, Inc., Join Systems, Inc. or Kendara, Inc.

                                  -----------

  Investing in our Series A common stock involves a high degree of risk. Please carefully consider the "Risk Factors" beginning on page 4 of this prospectus.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                 The date of this prospectus is July    , 2001.

                               TABLE OF CONTENTS

Forward-Looking Statements..................................................   2
Prospectus Summary..........................................................   3
Risk Factors................................................................   4
Use of Proceeds.............................................................  20
Dividend Policy.............................................................  20

Selling Stockholders........................................................  21
Plan of Distribution........................................................  23
Description of Securities...................................................  26
Legal Matters...............................................................  29
Where You Can Find More Information.........................................  29

                               ----------------

   Unless the context otherwise requires, the terms "we," "us," "our" and Excite@Home refer to At Home Corporation, a Delaware corporation. @Home, Excite, Excite@Home, Excite Network, MatchLogic and the @ball logo are our trademarks and are registered in certain jurisdictions. Other trademarks and tradenames appearing in this prospectus are the property of their respective holders.

                           FORWARD-LOOKING STATEMENTS

   Throughout this prospectus, you will find forward-looking statements that are subject to the safe harbors created by the Securities Act of 1933 and the Securities Exchange Act of 1934. These statements relate to, among other things, our future financial position and operating results, our expected capital requirements, our business strategy, and forecasted trends relating to our services or the markets in which we operate, both domestically and internationally. Forward-looking statements in this prospectus are typically identified by words such as "believe," "anticipate," "expect," "intend," "will" and "may" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. We cannot guarantee future results, performance or achievements or that predictions or current expectations will be accurate. These statements involve risks and uncertainties, and our actual results could difficult materially from those anticipated in these forward-looking statements as a result of various factors, including those we discuss in the section entitled "Risk Factors." Please also refer to our recent filings with the Securities and Exchange Commission. We assume no obligation to update the information in this prospectus if any forward-looking statement later turns out to be inaccurate.

                               PROSPECTUS SUMMARY

   This summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider before buying shares in this offering. You should read the entire prospectus carefully.

   We are a leading global provider of broadband network and media services. These services include the @Home service, the @Work service, media and advertising services provided by Excite and MatchLogic, and international services. The @Home service is a residential high-speed Internet service delivered, with the assistance of our cable partners, to approximately 3.2 million subscribers worldwide, including approximately 2.9 million subscribers in North America as of March 31, 2001. We have arrangements with our cable partners, which include AT&T, Comcast, Cox, Shaw, Rogers and many others, to provide the @Home service to 64 million homes worldwide, of which approximately 38 million homes were upgraded for two-way data traffic and therefore capable of receiving the @Home service as of March 31, 2001. Our @Work service provides approximately 11,800 small and medium-sized enterprises as of March 31, 2001 with telecommunication lines such as cable and T1 and several content delivery networks with very high-speed data lines such as OC-3. Excite provides advertising and media services on the Excite Network, including narrowband and broadband content offerings such as the Excite portal, the @Home 2000 services offering our personalized Excite content to our broadband subscribers, the Bluemountain.com electronic greeting card service and the Webshots web site offering online digital photos. MatchLogic provides targeted advertising and data marketing services. International services include international versions of the Excite portal and the @Home high-speed Internet service.

   At Home Corporation was incorporated under the laws of Delaware in March 1995. We began doing business under the name Excite@Home following the completion of our acquisition of Excite, Inc. in May 1999, although our corporate name remains At Home Corporation. Our principal executive offices are located at 450 Broadway Street, Redwood City, California 94063. The primary telephone number for our principal executive offices is (650) 556-5000.

                                  THE OFFERING

   A total of 51,869,286 shares may be offered with this prospectus by former shareholders of DataInsight, Inc., Join Systems, Inc. and Kendara, Inc. and by holders of the convertible notes sold pursuant to a Securities Purchase Agreement dated June 8, 2001. These shares may be offered on a continuous basis under Rule 415 of the Securities Act.

   Series A common stock that may be offered
    by former stockholders of DataInsight,
    Join Systems and Kendara................. 1,869,286 shares
   Series A common stock that may be offered
    by holders of the convertible notes...... 50,000,000 shares
   Series A common stock to be outstanding
    after this offering...................... 374,045,220 shares*
   Use of proceeds........................... We will not receive any proceeds.

--------
* Based on the number of shares outstanding as of June 30, 2001. This number includes 22,827,924 shares currently issuable to the holders of convertible notes sold pursuant to a Securities Purchase Agreement dated June 8, 2001. On the basis of assumptions that reflect recent trading prices, we are registering an additional 27,172,076 shares with this prospectus that may become issuable in the future under the terms of the convertible notes.

                                  RISK FACTORS

   You should carefully consider the risks below before making an investment decision. The risks described below are not the only ones facing our company. Additional risks not presently known to us, or that we currently deem immaterial, may also impair our business operations. Our business, financial condition or results of operations could be seriously harmed by any of these risks. The trading price of our Series A common stock could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to Our Business Generally

 We will need financing to support our operations in the future, and financing may not be available to us on favorable terms or at all.

   Despite our recent convertible note financing and our recently announced backbone capacity agreement with AT&T, we will need to raise additional funds before the end of 2001 to support our business operations. If we are unsuccessful at raising sufficient funds, this could have a material adverse impact on our operations and liquidity. Potential sources of additional funds may include sales of certain of our media operations or financing transactions. We are also exploring other potential cost-cutting measures. Financing transactions may include the issuance of equity or debt securities, obtaining credit facilities, or other financing mechanisms. Even if we are able to raise the funds required, it is possible that we could incur unexpected costs and expenses, fail to collect significant amounts owed to us, or experience unexpected cash requirements that would force us to seek alternative financing. We may also need additional cash in the future to support our investment in the enhancement and expansion of our network.

   The trading price of our Series A common stock and the downturn in the U.S. stock and debt markets, as well as our existing debt leverage, could make it more difficult for us to obtain financing through the issuance of equity or debt securities in the future. We currently do not have any commitments for additional financing and we cannot be certain that additional financing will be available, when and to the extent required, or on desirable terms. We also cannot guarantee that we will be successful in finding buyers for our media operations. If we do not raise sufficient funds, we also may not be able to fund expansion, take advantage of future opportunities, meet our existing debt obligations or respond to competitive pressures or unanticipated requirements. Further, if we issue additional equity or debt securities, stockholders may experience additional dilution or the new equity securities may have rights, preferences or privileges senior to those of existing holders of our Series A common stock.

 Our operating results may fluctuate.

   Our operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of our control. These factors include, but are not limited to, the following:

  .  subscriber growth rates and prices charged by our cable partners;

  . changes in the technological, competitive and legal landscape of the broadband industry, and the continuation of our relationships with our cable partners, particularly Comcast and Cox;

  . our ability to find buyers for certain business units within our media operations, or alternatively to streamline and integrate these operations into our core business and reduce expenses, in a timely manner;

  . whether we are able to sustain network performance at or above levels required by our agreements with our cable partners and demanded by subscribers to the @Home service;

  .  general economic conditions;

  . the introduction of new products or services by us or our competitors, and the integration of new services and features with existing services, such as self-installation kits for the @Home service;

  . the amount and timing of capital expenditures and other costs relating to the expansion of our operations;

  . demand for Internet advertising, including pricing changes for Internet-based advertising, changes in the mix of types of advertising we sell and the addition or loss of advertisers;

  .  the timely payment of amounts owed to us under our agreements; and

  . charges to earnings for workforce reductions, and potential additional write-downs related to impairment of assets including goodwill and other intangible assets related to our acquisitions.

   In addition, our advertising revenue is subject to seasonal fluctuations. Historically, advertisers spend less in the first and third calendar quarters, and user traffic for our narrowband services has historically been lower during the summer and during year-end vacation and holiday periods.

   Our expense levels are based in part on expectations of future revenue and, to a large extent, are fixed. We may be unable to identify and react in a timely manner to rapidly changing business conditions and therefore may not adjust our operating plan or spending quickly enough to compensate for an unexpected revenue or cash shortfall. Due to all of the foregoing factors and the other risks described in this section, you should not rely on period-to-period comparisons of our results of operations as an indication of future performance. It is possible that in some future periods our results of operations may be below the expectations of public market analysts and investors. In this event, the trading price of our Series A common stock may fall.

 General economic conditions may prevent us from meeting our subscriber forecasts and targeted subscriber and advertising revenues.

   Decisions by consumers and our business customers to subscribe to our broadband services are to some extent discretionary. The slowdown in the U.S. economy may cause consumers and business customers to defer decisions to open new subscriptions to our broadband services, or could lead our cable partners to reduce their investments in upgrading their cable infrastructure to support our broadband services and in marketing to attract new subscribers. In addition, we expect our advertising revenues to continue to decrease due to weak demand for Internet advertising. As a result, there is continued uncertainty with respect to our targeted revenues for the remainder of 2001, and any unexpected decrease in demand for our broadband and advertising services could have a material adverse effect on our revenues and operating results. If our revenues were to decrease significantly and we were unable to adjust our level of operations or reduce our spending in a timely manner, our operating results would be materially harmed.

 In light of our financial condition, our business partners may terminate their relationships with us or seek to make the terms of their relationship with us less favorable, which could impact our ability to conduct our business.

   We have agreements and relationships with many third parties, including equipment suppliers, network engineering, management and maintenance consultants, providers of telecommunications circuits and other service providers that are integral to conducting our day-to-day operations, particularly with respect to maintaining the performance of our network and offering the @Home service. These service providers may perceive that there is increased risk in doing business with us due to our current financial position. Providers of network equipment may cease to finance our purchases of equipment or may require cash-only payments for equipment in the future, which could negatively impact our cash flows. Also, if we are unable to make payments on a timely basis, our service providers may terminate their arrangements or relationships with us, and this would make it more difficult for us to conduct our business.

 We have incurred and expect to continue to incur substantial losses.

   We have incurred net losses in every fiscal period since our formation in 1995. As of March 31, 2001, we had an accumulated deficit of $10 billion. In addition, we intend to continue to incur significant capital expenditures and operating expenses in order to expand our network and enhance its performance, and market and provide our broadband services to potential subscribers. As a result of our past acquisitions, we will incur substantial non-cash charges in future periods, including charges relating to the amortization of goodwill and other intangible assets. In recent quarters, we have recorded significant write-downs of these intangible assets, and we may have to record additional write-downs in the future if we determine that these assets have suffered additional impairment. Therefore, we anticipate that we will continue to incur significant net losses and cash flows for the foreseeable future. Even if we do achieve profitability in the future, we may not be able to sustain or increase profitability in the long run.

 If we fail to meet the continued listing requirements of the Nasdaq Stock Market, our Series A common stock could be delisted and the liquidity of our Series A common stock would decline, and harmful consequences may be triggered under our convertible debt agreements.

   Our Series A common stock is listed on the Nasdaq National Market. The Nasdaq Stock Market's Marketplace Rules impose requirements for companies listed on the Nasdaq National Market to maintain their listing status, including minimum bid price and net tangible assets or stockholders' equity requirements. We anticipate that we may not meet the net tangible assets or stockholders' equity requirement in the near future, meaning that we would have to maintain at least a $3.00 minimum bid price. As of the date of this prospectus, our Series A common stock is currently trading at levels lower than this threshold. We are seeking stockholder approval of a proposal that would provide our board of directors with discretion to implement a reverse stock split, but we cannot assure you that this measure will result in a sustained increase in the trading price of our Series A common stock above the minimum bid price requirements.

   Delisting could reduce the ability of holders of our Series A common stock to purchase or sell shares as quickly and as inexpensively as they have done historically. For instance, failure to obtain listing on another market or exchange may make it more difficult for traders to sell our securities. Broker-dealers may be less willing or able to sell or make a market in our Series A common stock. Not maintaining a listing on a major stock exchange may result in a decrease in the trading price of our Series A common stock due to a decrease in liquidity, reduced analyst coverage and less interest by institutions and individuals in investing in our Series A common stock.

   Finally, under the terms of our recent $100 million convertible note financing, if, after receiving a redemption notice from a noteholder, delisting of our Series A common stock was threatened due to falling below the Nasdaq continued listing criteria or by written notice of the commencement of delisting proceedings by a stock exchange, we would no longer be able to elect to issue shares of our Series A common stock to satisfy our redemption obligations under the convertible notes, and would instead be required to pay cash. Also, if our Series A common stock were ultimately delisted from the Nasdaq National Market, the holders of the convertible notes would have the right to require us to redeem the notes for cash at that time. Delisting from Nasdaq would also make it more difficult for us to raise capital in the future.

 Our existing debt obligations may make it difficult for us to enter into strategic transactions or to obtain financing in the future.

   The terms of the agreements governing our outstanding convertible notes and debentures may restrict our ability to be acquired, sell our assets or obtain financing in the future. Under the terms of these agreements, in the event of a change of control of Excite@Home or a sale of all or substantially all of our assets, the surviving entity would be obligated to assume our outstanding debt obligations, and in the event of a change of control, the holders of each of our outstanding convertible notes and debentures would have the right to redeem their debt securities for cash. If such a transaction resulted in our stockholders receiving securities that were not publicly-traded, the holders of our recently-issued $100 million principal amount convertible notes may have the right to redeem the notes for cash at a premium, based on when such a transaction occurred. These provisions may make it difficult to enter into such a transaction with potential acquirors. In addition, we issued a security interest on some of our assets to secure our obligations under our $100 million principal amount convertible notes. This security agreement would restrict our use of the proceeds from a sale of secured assets if the aggregate book value of our secured assets remaining after the sale was less than $100 million.

   Finally, our existing debt obligations may make it difficult for us to attract financing in the future through the issuance of equity or debt securities. Our convertible subordinated notes require that any subsequent indebtedness be secured by our assets in order to be senior to the subordinated convertible notes. Therefore, we may only issue additional senior debt up to the amount of the book value of our assets, excluding $100 million of assets already secured as collateral for our $100 million principal amount convertible notes and excluding our backbone capacity agreement with AT&T. In addition, the conversion of any of our outstanding debt securities could result in substantial dilution to our stockholders. In particular, in the event of a redemption of our $100 million principal amount convertible notes, if we elect to satisfy this obligation by issuing shares of stock, this could result in substantial dilution depending on the then-current trading price of our Series A common stock. This potential dilution could dissuade potential investors from investing in the event that we attempt to issue additional convertible debt securities in the future. Finally, the $100 million principal amount convertible notes also contain anti-dilution rights that could result in an increase in the conversion ratio of these notes, and therefore additional dilution, in the event of an issuance of shares in a financing transaction.

 Our substantial debt leverage and debt service obligations may adversely affect our cash flow.

   We have substantial amounts of outstanding indebtedness, primarily from outstanding convertible notes and debentures. As of June 30, 2001, the total principal amount subject to repayment for outstanding debt was $1,042 million, and we are obligated to make annual payments of approximately $26 million under our debt obligations. In addition, we owe significant amounts under capital lease obligations, including payments of approximately $8.8 million per year under our backbone capacity agreement with AT&T. We may be unable to generate sufficient cash to make principal, interest and other payments under our debt and capital lease obligations when due. In particular, although our $100 million principal amount convertible notes do not mature until 2006, the note holders may elect to redeem the notes for the original issuance price on each anniversary of the date of issuance, payable in Series A common stock or cash at our option. However, if we have not met specified conditions for redeeming the notes in stock, we may be obligated to pay cash rather than stock to satisfy these redemption obligations. In addition, we may elect to pay cash if redeeming the notes in stock results in an unacceptable level of dilution to our stockholders.

   Our substantial leverage could have significant negative consequences, including:

  . increasing our vulnerability to general adverse economic and industry conditions;

  . requiring the dedication of a substantial portion of our expected cash flow from operations to service our debt, thereby reducing the amount of our expected cash flow available for other purposes, including capital expenditures;

  . limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and

  . placing us at a possible competitive disadvantage compared to less-leveraged competitors and competitors that have better access to capital resources.

 If we are unable to comply with the obligations under any of our outstanding debt or lease obligations, this could in turn result in a default under our other debt obligation and the acceleration of repayments, which may result in a foreclosure on our assets.

   Under the terms of the agreements governing our $100 million principal amount convertible notes, we have agreed to several conditions, the failure of any of which could result in an acceleration of the amount due under the notes or an event of default under the notes. Depending on the condition, we may be obligated to pay, in addition to other possible damages, a cash amount equal to the greater of the outstanding principal amount of the notes, which is currently $100 million, or if the trading price of our Series A common stock is greater than $4.38 per share, the then-current fair market value of the shares issuable upon conversion of the outstanding principal of the notes, which currently amounts to 22.8 million shares. Events that would trigger an acceleration of the amount due include failure by us to deliver shares upon a conversion of the notes within specified timeframes for delivery, breach of any of our representations or obligations under the notes and failure to cure the breach on a timely basis, or suspension or delisting of our Series A common stock from trading on the Nasdaq National Market. Events of default include failure to meet our obligations under these notes, failure to meet other outstanding debt obligations, or filing for bankruptcy. Failure to meet our obligations under these notes could ultimately result in acceleration of the amounts due under our other outstanding convertible subordinated notes and debentures.

   In addition, we granted AT&T a security interest in our backbone capacity agreement with AT&T. We have also granted a security interest in other assets to secure our obligations under our $100 million principal amount convertible notes. If we default under any of these agreements, or any of our other outstanding debt obligations, AT&T and the holders of our $100 million principal amount convertible notes may elect to foreclose on our assets. If this were to occur, we would be unable to conduct our business.

 Conversion of our outstanding convertible debt securities and warrants, or the sale of shares held by our cable partners, could result in substantial dilution and a decrease in the trading price of our Series A common stock.

   Each of our outstanding convertible debt securities is convertible into shares of our Series A common stock. In particular, our $100 million principal amount convertible notes are currently convertible at the rate of $4.3806 per share, which represents 22.8 million shares. However, we may be obligated to issue a larger number of shares in some circumstances. For example, if the note holders elect to redeem the notes, and we elect to satisfy our redemption obligations by issuing securities, the notes would convert based on a 5% discount to the average of the volume-weighted average trading price of our Series A common stock over the 10 trading days prior to issuance, and the stock would be issued in eight equal installments over an 80-day period. Decreases in the trading price of our Series A common stock could result in the issuance of additional shares if we elect not to pay cash to satisfy our redemption obligations. In addition, our other convertible debt securities are currently convertible into an aggregate of 14.6 million shares.

   We have also issued a substantial number of warrants to our cable partners in connection with our distribution agreements with these partners. Currently, warrants to purchase 148.4 million shares of our Series A common stock are outstanding, including warrants to purchase 21.9 million shares held by Cablevision that we are seeking to recover in connection with the termination of our agreement with that cable company. The substantial portion of our outstanding warrants are not vested and most are exercisable at prices substantially above the current trading price of our Series A common stock. In addition, AT&T, Comcast and Cox hold substantial amounts of our outstanding Series A common stock. We recently announced that our mutual exclusivity arrangements with Comcast and Cox will terminate later this year, and if these companies sell their shares, this could result in a decrease in the trading price of our Series A common stock.

 Our future success depends on our ability to attract, retain and motivate highly skilled employees.

   Our future success depends on our ability to attract, retain and motivate highly skilled and experienced employees. Competition for experienced management, engineering and other key personnel is intense, particularly in the market segment in which we compete and in the San Francisco Bay Area where our headquarters is located. We grant stock options as a method of attracting and retaining employees, to motivate performance and to align the interests of management with those of our stockholders. Due to the decline in the trading price of our Series A common stock, a substantial portion of the stock options held by our employees have an exercise price that is higher than the current trading price of our common stock. We may elect to reprice or otherwise adjust the terms of these stock options, grant additional stock options at the current lower market price, pay higher cash compensation, or some combination of these alternatives to retain and attract qualified employees, but we cannot be sure that any of these actions would be successful. If we issue additional stock options, this could dilute existing stockholders. Also, we have recently executed workforce reductions and we also announced that we intend to sell or restructure media operations not directly supporting our broadband strategy. This may create concern about job security among existing employees that could lead to increased turnover. As a result of these factors, we may have difficulties in retaining current employees and attracting new employees. Employee turnover may result in a loss of knowledge about our customers and our operations and our internal systems, which could materially harm our business.

   We believe that our success will depend on the continued services of our executive management team. In addition, other key employees possess marketing, technical and other expertise that is important to the operations of our business Changes in the economic environment, especially in our industry sector, and in our business have increased the risk of turnover of executives and key employees. All of our executive officers and other employees serve "at-will" and may elect to pursue other opportunities at any time. If any of these employees leave, we may not be able to replace them with employees possessing comparable skills.

 Our management team must successfully integrate new members and must manage our workforce reductions in order for our business to be successful.

   We face challenges in managing our operations due to the addition of new members to, and departures of, existing members of our management team and due to our recent reductions in workforce. In particular, Patti Hart replaced George Bell as our new Chairman and Chief Executive Officer in April 2001, and Matt Jones became our Chief Operating Officer in June 2001. New members of our management team may bring management styles, philosophies and policies that could take time to implement. In addition, as a result of our recent reductions in workforce we will need to operate with fewer employees and existing employees may have to perform new tasks previously performed by former employees. Our growth over the past few years, combined with significant changes to our business and past changes in our management team, have placed significant strain on our administrative, operational, and financial resources and control. If we cannot effectively establish and improve our processes, this will impact our ability to manage our business, operations and financial results.

 We are controlled by AT&T, and our interests may not always align with AT&T's interests.

   AT&T currently owns all 86.6 million outstanding shares of our Series B common stock, each of which carries ten votes per share, and overall holds approximately 74% of our voting power. In addition, this Series B common stock ownership gives AT&T the right to elect a majority of our board of directors, and currently six of the ten members of our board of directors are designees of AT&T. Therefore, we are subject to both board and stockholder voting control by AT&T. It is possible that AT&T's objectives will diverge from ours. In October 2000, AT&T announced that it will restructure its operations into four separate companies or business groups and AT&T's interest in Excite@Home will be held by one of these companies or business groups. AT&T received an unsolicited offer from Comcast to acquire AT&T's broadband operations, and announced that it would evaluate this proposal. We cannot predict what impact, if any, the AT&T restructuring or any potential transaction between AT&T or Comcast may have on our company.

Risks Related to Our Broadband Business

 We need to add subscribers at a rapid rate for our broadband business to succeed, but we may not achieve our subscriber growth goals.

   Our actual revenues and the rate at which we add new subscribers to the @Home service and our broadband content services may differ from our forecasts. We may not be able to increase our subscriber base fast enough to meet our internal forecasts, the forecasts of industry analysts or the expectations of investors. The slowdown in the U.S. economy may lead to reduced demand for our broadband services, delay the development of new applications that could drive increased demand for our broadband services, or lead our cable partners to reduce their investments in upgrading their cable infrastructure to support our broadband services and in marketing to attract new subscribers. The rate at which subscribers have increased in the past does not necessarily indicate the rate at which subscribers may be expected to grow in the future. If we do not meet subscriber forecasts, our revenues and operating results could be materially harmed, and the trading price of our Series A common stock may decrease.

 Our relationships with our cable partners are critical to the success of our broadband business.

   We currently are dependent on cable companies to provide the @Home service since the cable companies' local networks are required to deliver the service to residential homes. The cable infrastructure was originally designed to handle one-way data transmission, and we are not able to offer the @Home service until cable companies upgrade their networks to handle two-way high-speed data transmission. We have entered into distribution agreements with AT&T, Comcast, Cox and other cable partners to offer a co-branded version of the @Home service to their customers, and we receive from our cable partners a percentage of the fees paid by their customers that subscribe to the @Home service. We recently announced that our mutual exclusivity obligations with Comcast and Cox will end on December 4, 2001, although our distribution agreements with these cable companies currently remain in place. We cannot ensure that we will be able to enter into restructured commercial relationships with these companies, or that Comcast and/or Cox will not also elect to terminate their entire relationships with us in the future. If our relationships with one or more of these cable partners or AT&T were to terminate or diminish, we may not be able to offer the @Home service to the customers served by those cable companies on a cost-effective basis, or at all, and our business and operating results would be materially harmed.

 The sustainability of our broadband business in the long term is unproven.

   We have made significant up-front investments in our backbone network and supporting network facilities in order to offer the @Home service and related broadband content services. Whether or not our broadband business will achieve profitability and long-term sustainability is dependent on several factors, most notably the development of new applications to drive continued increases in demand for broadband services, our ability to maintain our current relationships with our cable partners and to successfully implement an "open access" strategy, the ability of our cable partners to grow their subscriber bases and the price that these subscribers pay for the service. Our costs are not entirely fixed, and we incur incremental costs with each additional subscriber in order to meet expected network performance and customer service levels. Our broadband operations have not generated positive cash flows since our inception, and we cannot guarantee you that we will be able to achieve positive cash flows in the future.

 We could face significant competition in the event that our cable partners offer competing Internet access services or other companies offer Internet access services over our cable partners' cable systems.

   Our cable partners may determine in the future that they can provide broadband services themselves or with the help of a competing Internet access provider, rather than offering our services. As a result of the termination of our exclusivity arrangements with Comcast and Cox which will become effective December 4, 2001, after this date Comcast and/or Cox may allow alternative providers to offer broadband Internet access services over their cable infrastructure and may enter into commercial arrangements with competing broadband Internet access providers. In addition, our March 28, 2000 letter agreement provides for an implementation plan that would, at the election of Comcast or Cox, require us to transfer specified subsystems and network elements to Comcast or Cox to enable them to offer aspects of the @Home service themselves, in which event we would negotiate a new revenue split to reflect any expenses that are no longer incurred by us due to the transfer. The agreement also provides for an exit plan that would, in the event that either Comcast or Cox decides to terminate its relationship with us, require us to transfer to Comcast or Cox specified assets used by us in delivering our broadband services to them. If Comcast or Cox, or our other cable partners, reduce their reliance on our broadband access services, we may receive a smaller percentage of broadband access subscription fees collected by them. If they elect to offer their own competing services or enter into relationships with competing Internet access providers, or to terminate their relationships with us altogether, we could lose current or potential subscribers and this may adversely impact our future revenues and operating results.

   Most of our other cable partners are currently subject to exclusivity obligations that prohibit them from obtaining high-speed, greater than 128 kilobits per second, residential consumer Internet services from any source other than Excite@Home. In particular, the current exclusivity obligations of AT&T, our largest cable partner, expire on June 4, 2002, and may be terminated sooner under some circumstances, although in March

2000 we entered into an agreement with AT&T providing for a modified commercial relationship which extends from June 2002 until June 2008. In addition, the Federal Communications Commission, or state or local governments, could impose regulations that require our cable partners to grant competitors access to their cable systems. As a result, we could lose potential new or existing subscribers, distribution relationships and ultimately revenue to competitors in a voluntary or regulation-mandated open access environment.

   The markets for consumer and business broadband services are already extremely competitive, and we expect that competition will intensify in the future. Our most direct competitors for broadband services include providers of cable-based Internet services such as AOL Time Warner, as well as DSL and other telecommunications providers, fixed wireless Internet access providers, satellite Internet access providers, cable and fiber-optic system over-builders and Internet and online service providers. For a more detailed description of these competitors, see our annual report on Form 10-K filed with the Securities and Exchange Commission on April 2, 2001. These competitors currently provide alternative services, in many cases over different communications media, but could compete with us directly in the business of broadband Internet access services over the cable infrastructure in an open access environment. Some of these competitors and potential competitors have substantially greater financial, technical, marketing and other resources than we do. In particular, because our cable partners provide the @Home service to consumers, our competitors may have greater brand name recognition. These competitors may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and devote more resources to developing Internet services or online content than we can. These competitive pressures could significantly impact the growth of our broadband subscriber base.

 If we cannot maintain the reliability, scalability and speed of our broadband network, customer demand for our broadband services and our relationships with our cable partners will suffer.

   The satisfactory performance, reliability and availability of our broadband network is critical to our ability to attract and retain large numbers of subscribers. Broadband networks face performance challenges that are different from traditional data and telecommunications networks. Because the @Home service offers high transmission speeds, our users are more likely to transfer large amounts of data, such as multimedia applications, over our network. In addition, because the @Home service is always-on, users perform some tasks, such as checking e-mail, much more frequently than narrowband users. As the number of subscribers to our service increases and as broadband applications are developed that require the transfer of large amounts of data simultaneously, the performance of our network may decrease. Also, our network performance may suffer in particular geographic areas due to our reliance on regional data centers and the cable infrastructure located in those areas to support our broadband services. If the existing infrastructure for a particular geographic area does not accommodate additional subscribers, and if our cable partners are unwilling to upgrade the cable infrastructure in such areas, network performance for such areas could decline.

   In past periods, the performance of our broadband network has deteriorated in some markets. For example, we have suffered performance problems with our e-mail services. In addition, although our cable partners have implemented policies to restrict our subscribers from inappropriate use of the @Home service, such as uploading excessive amounts of data, some of our subscribers have not adhered to these policies, and this has contributed to performance problems in locations where those subscribers reside. If we experience frequent or persistent degradation in system performance, our reputation and brand could be permanently harmed, and we may lose subscribers. Consumer litigation against us and/or our cable partners may arise as a result of network performance problems, and our cable partners may seek indemnification from us for damages in the event of such consumer claims.

   Because we rely on our cable partners to offer the @Home service to customers, if our network does not perform to the levels that our cable partners demand, our relationships with our cable partners will suffer. We have entered into service level agreements with Comcast and Cox under which we have agreed to meet specified network performance standards and to pay Comcast and Cox preset liquidated damages if we fail to achieve these network performance levels during any reporting period. If the @Home service does not meet the reliability levels that our cable partners seek, they may choose not to offer the service or may attempt to terminate their relationships with us.

 If our cable partners offer our broadband services at discount prices, our operating results may be harmed.

   Under the terms of our distribution agreements with our cable partners, our cable partners are generally free to price our broadband services at their discretion. Because our agreements with each of our cable partners provide that we will receive a percentage of the revenues that our cable partners receive from sales of our broadband services, if our cable partners offer our broadband services at discount prices, we will receive less revenue.

 The equity incentives that we have granted to our cable partners might not have the effect that we anticipated.

   The trading price of our Series A common stock has experienced a significant decline since 2000. Some of our cable partners hold substantial amounts of our outstanding common stock, and we have issued warrants to many of our cable partners in connection with distribution agreements that we entered into with these companies. Many of these warrants have exercise prices that are greater than the current trading price of our Series A common stock. In particular, the warrants that we granted to AT&T, Comcast and Cox under our March 28, 2000 letter agreement have exercise prices that are substantially above the current trading price of our Series A common stock. As a result, these equity securities may not sufficiently motivate our cable partners to maintain their relationships with us.

 We depend on our cable partners to upgrade to the two-way cable infrastructure necessary to support the @Home service.

   The ability of a subscriber to receive the @Home service depends in large part on whether the cable company in its area has upgraded its cable network to support two-way high-speed data transmission. Only a portion of existing cable plants in the United States and in some international markets have been upgraded to two-way hybrid fiber-coax cable, and even less are capable of high-speed two-way data transmission. Currently, approximately 60% of our North American cable partners' cable infrastructure was capable of delivering the @Home service. The efforts by our cable partners to upgrade their cable networks places a significant strain on the financial, managerial, operating and other resources of our cable partners, most of which are already highly leveraged. Therefore, these infrastructure investments have been, and we expect will continue to be, subject to change, delay or cancellation. Furthermore, because of consolidation in the cable television industry, as well as the sale or transfer of cable assets among cable television operators, many cable companies have delayed upgrading particular systems that they plan to sell or transfer. If these upgrades are not completed in a timely manner, our broadband services may not be available on a widespread basis and we may not be able to increase our subscriber base at the rate we anticipate. Although our commercial success depends on the successful and timely completion of these infrastructure upgrades, most of our cable partners are under no obligation to upgrade systems or to introduce, market or promote our broadband services. As has happened in the past, even if a cable partner upgrades its cable infrastructure, the upgraded infrastructure may not function properly, and therefore may cause a delay in the availability of our broadband services for particular areas. The failure of our cable partners to complete these upgrades in a timely and satisfactory manner, or at all, would significantly harm our business.

 We depend on our cable partners to promote our services and obtain new subscribers.

   Because we do not offer the @Home service directly to customers, the rate at which we are able to obtain new subscribers depends on the level and effectiveness of the efforts of our cable partners to promote our broadband services in particular regions. Our cable partners have achieved different levels of subscriber penetration. We cannot predict the rate at which our cable partners will add new subscribers to our services. If our cable partners do not actively and effectively promote our services, we will not be able to reach the level of subscribers necessary to achieve a profitable business model.

 If we are unable to make it easier and quicker to install the @Home service, this may constrain our subscriber growth, but increased purchases of cable modems by subscribers choosing to self-install the @Home service may negatively impact our revenue.

   Installation of the @Home service generally requires a customer service representative employed by a cable partner to install a cable modem at a customer's location and therefore can be time consuming. We believe that our ability to meet our subscriber goals depends on the degree to which self-installation initiatives and cable modems become more widely available in channels such as personal computer manufacturers and retail outlets. In addition, we must deploy systems that allow customers to self-provision the @Home service through online and other means in order to increase the attractiveness and usefulness of self-installed cable modems. If these developments do not occur, it would be difficult for us to attract large numbers of additional subscribers. In addition, subscriber growth could be constrained and our business could be significantly harmed if our cable partners slow the deployment of the @Home service because they are not able to obtain a sufficient quantity of cable modems.

   Cable modem manufacturers have experienced, and may continue to experience, production and delivery problems with cable modem components that may restrict the number of modems available. Cable modem manufacturers may also delay the production or delivery of cable modems for various economic or other reasons. Delays due to component shortages or other reasons could materially impact our subscriber growth.

   The amount of revenue that we receive for the @Home service depends on the price that our cable partners charge subscribers, and many of our cable partners charge a lower fee to subscribers that purchase their own cable modems rather than rent them from the cable partner. We expect that broader deployment and adoption of self-installation initiatives will result in a larger proportion of subscribers purchasing cable modems. This may result in lower average revenue per subscriber in future periods.

 We face litigation risks due to our relationships with our cable partners.

   We currently face litigation in multiple class action lawsuits arising out of our relationships with our cable partners. If we do not prevail in these matters, we could be forced to pay damages, allow other service providers to use our network, or a court could impose limitations on our relationships with our cable partners or restrictions on the way we conduct our business. For a summary of the most significant of these litigations, please refer to the sections entitled "Legal Proceedings" in our recent quarterly and annual reports filed with the Securities and Exchange Commission. Other parties could file litigation based on similar or other legal theories in the future. Lawsuits filed against us could divert the attention of management and key personnel, could be expensive to defend and may result in adverse settlements and judgments.

 Our dependence on our network to provide our broadband services exposes us to a significant risk of system failure.

   Our broadband service operations are dependent on the uninterrupted operations of our highly complex network infrastructure and large numbers of computer and communications hardware and software systems. These systems are vulnerable to damage or interruption from fires, earthquakes, floods, power losses, telecommunications failures and similar events. In particular, California is experiencing an energy shortage and some regions have experienced blackouts and may experience blackouts in the future. We have principal facilities, including our headquarters and one of our network operations centers, located in California. The occurrence of a natural disaster or other unanticipated problem at our network operations center or at a number of our regional data centers could cause interruptions in our broadband services. Additionally, failure of our cable partners or companies from which we obtain data transport services to provide the data communications capacity that we require, for example as a result of natural disaster or operational disruption, could cause interruptions in our broadband services. Any damage or failure that causes interruptions in our network operations could result in a loss of subscribers or consumer litigation.

 We depend on telecommunication companies to provide local and regional data circuits, and these companies may experience financial or other difficulties that adversely affect the price or availability of such circuits.

   Delivering our commercial broadband services requires that we rent local and regional data lines and facilities from local exchange carriers and wholesale communication providers. In some areas, our residential broadband services also rely on regional data lines connecting our backbone to the cable headend. A number of telecommunication providers have recently changed their business plans in reaction to market conditions, which may prevent us from maintaining or expanding our services in accordance with our plans. As a result, we may be required to seek alternative partners under terms that are less favorable than current terms, or we may have to delay or curtail plans to expand our commercial broadband services.

Risks Related to Our Media Business

 We and other Internet advertisers have experienced weakened demand for Internet advertising services, and if we are unable to grow or maintain our Internet advertising revenues, our operating results would be harmed and our stock price may decline.

   We derive a significant portion of our revenues from the sale of advertising on our web sites. We have experienced a rapid deterioration in the demand for our advertising services due to the slowdown in the U.S. economy, decreased corporate spending and concerns about the effectiveness of Internet advertising. We have attempted to focus our marketing of advertising services towards companies in traditional lines of business rather than Internet companies, but advertisers that have traditionally relied upon other media may be reluctant to advertise online, or may not be willing to pay the same rates as Internet companies. Furthermore, we have recently introduced a pricing structure for advertising on our broadband services at premium rates, but we cannot be certain whether advertisers will be willing to pay for these services. If we are unable to convince advertisers of the effectiveness of Internet advertising, particularly our premium services, or if the demand for Internet advertising remains sluggish due to a weak U.S. economy, our revenues and operating results could be materially harmed.

 Our announcement that we intend to sell or restructure portions of our media operations may have a material adverse impact on our operating results and cash flows.

   We previously announced that we intend to sell or restructure portions of our media operations that do not directly support our broadband strategy. This announcement could impact our ability to operate our narrowband media business in several ways:

  . Customers may be reluctant to enter into new long-term advertising arrangements with us.

  . It may become more difficult for us to continue our relationships with, or to collect amounts due from, existing advertising customers.

  . Potential partners may be reluctant to enter into new strategic relationships with us.

  . We may experience higher employee turnover due to concerns about job security and uncertainty about the future of this business.

 We may not receive all payments owed to us under our advertising arrangements.

   Although we are attempting to target our advertising services towards new customers in more traditional non-Internet lines of business, a significant portion of our current advertising arrangements are with Internet companies. Many of these Internet companies are not yet profitable. With the recent downturn in the economy generally and in the technology sector in particular, many Internet companies have been unable to attract venture capital funding to support their operations and are therefore shutting down operations. As a result, we may not receive all of the payments owed to us under our current advertising arrangements, which could materially harm our cash position and results of operations in the future.

 Our media services could lose users, advertisers and revenues to competitors.

   Our media services compete with a number of companies both for users and advertisers and, therefore, for revenues. We compete with Internet portals, online service providers, media companies such as AOL Time Warner and providers of online information and other services. For a list of these competitors, please see "Business--Competition" in our annual report on Form 10-K filed with the Securities and Exchange Commission on April 2, 2001. Increased competition for users of Internet services and content may result in lower subscriber growth rates for our online and Internet services and lower advertising rates and decreased demand for advertising space on our web sites.

   Many of our competitors for Internet advertising have longer operating histories in the Internet market, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than we have. These competitors may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to potential employees, distribution partners, advertisers and content providers. Further, it is possible that our competitors could develop services that are superior to ours or that achieve greater market acceptance than our offerings.

   The Internet in general, and our media services specifically, also must compete with traditional advertising media, such as print, radio and television, for a share of advertisers' total advertising budgets. To the extent that the Internet is not perceived as an effective advertising medium, advertisers may be reluctant to devote a significant portion of their advertising budgets to Internet advertising.

 If usage of Internet portal sites by Internet users declines, our business could be harmed.

   The success of our Internet web sites is also dependent on Internet users continuing to use "portal" web sites for their information needs. Some Internet measurement services have reported that the number of unique users of Internet portal sites has been decreasing in recent periods. If Internet users begin to become less dependent on portal sites, and instead go directly to particular web sites, our traffic levels could decrease as measured by unique users, reach and pages views. As a result, the number of advertising impressions and the attractiveness of our sites to advertisers could be impacted, which would harm our media and advertising revenues.

 The sponsorship advertising we sell subjects us to financial and other risks.

   We derive a substantial portion of our advertising revenues from sponsorship and promotion arrangements. These are advertising relationships under which third parties receive sponsored services and placements on our services in addition to traditional banner advertisements across our services. These arrangements expose us to potential financial risks, including the risk that we fail to deliver required minimum levels of user impressions, that third party sponsors do not meet their payment obligations under these agreements, or that they do not renew the agreements at the end of their term. These arrangements also require us to integrate sponsors' content with our services, which can require the dedication of resources and programming and design efforts to accomplish. We may not be able to attract additional sponsors or renew existing sponsorship arrangements when they expire.

   In addition, we have granted exclusivity provisions to some of our sponsors, and may in the future grant additional exclusivity provisions. These exclusivity provisions may have the effect of preventing us from accepting advertising or sponsorship arrangements from other advertisers during the term of the agreements. Our inability to enter into further sponsorship or advertising arrangements as a result of any exclusivity arrangements could harm our business.

 We depend on several third-party relationships for users, advertisers and revenues.

   We depend on a number of third party relationships to provide users and content for our websites, including agreements for links to our services to be placed on high-traffic web sites and agreements for third parties to provide content, games and e-mail for our web sites. We have no guarantees that we will recoup our investments in these relationships through additional users or advertising revenues, and we may have to pay penalties for terminating agreements early. Some of these third parties could become our competitors, or provide their services to our competitors, upon termination of such relationships. If these relationships are terminated and we are not able to replace them, we could lose users or advertisers.

 New technology could make it more difficult for us to deliver online advertising.

   "Filter" software programs that limit or prevent advertising from being delivered to a web user's computer are available. Filter software may prevent the proper operation of our services, including the personalization features of the Excite Network and targeted banner advertising. Widespread adoption of software products such as these could reduce the attractiveness of our personalization features and harm the commercial viability of online advertising.

 Current or future legislation addressing privacy concerns, litigation or technology could make it more difficult for us to deliver targeted advertising or generate revenues from the collection and use of user information.

   Cookies are bits of information keyed to a specific memory location and passed to a web server through the user's browser software. They are placed on a user's hard drive, often without the user's knowledge or consent. Our services use cookies to deliver targeted advertising, enable the personalization features of the Excite Network, help compile demographic information about users and limit the frequency with which an advertisement is shown to the user. In addition, we collect information from users to enable us to activate the personalization features of the Excite Network and for authentication and identification purposes, as well as through other online services such as promotional sweepstakes offered by our MatchLogic subsidiary, and we may with user permission sell this information to third parties or use this information for other purposes. These practices may subject us to risk of litigation or regulation related to the collection and use of this information, as well as other misuses such as unauthorized marketing.

   For example, in the fourth quarter of 2000, a purported class action suit was filed against our MatchLogic subsidiary, alleging unauthorized access to, as well as interception and misuse of, customer data based on our advertising targeting technology. In addition, the Federal Trade Commission and some states have been investigating Internet companies regarding their use of personal information, and some groups have initiated legal action against Internet companies regarding their privacy practices. Also, the United States federal and various state governments have proposed new laws restricting the collection and use of information regarding Internet users. We could incur additional expenses if new regulations regarding the use of personal information are introduced or if government agencies choose to investigate our privacy practices. Also, currently available web browsers allow users to hide their identity and to prevent cookies from being written to, or read from, the user's hard drive, and technology that shields e-mail addresses, cookies and other electronic means of identification could become commercially accepted. Any reduction or limitation in the use of personal information or cookies through legislation, new technology or otherwise could limit the effectiveness of our ad targeting and other services, which could harm our business.

 We may face potential liability from our advertising arrangements.

   Some of our advertising relationships provide that we may receive payments based on the amount of goods or services purchased by consumers clicking from our services to a seller's web site. These arrangements may expose us to legal risks and uncertainties, including potential liabilities to consumers of the advertised products and services. In other advertising relationships, we are compensated based on the number of times users view the advertisements on our web sites. These arrangements may expose us to legal claims based on the content of the advertisements or the association of the advertisement with specific web searches conducted by users. Although we carry general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed.

   Some of the liabilities that may result from the above arrangements include:

  . claims that advertisements displayed on our web sites infringe third party intellectual property rights or are false, misleading or defamatory;

  . potential liabilities for illegal activities that may be conducted by the sellers;

  . product liability or other tort claims relating to goods or services sold through third-party e-commerce sites;

  . claims for consumer fraud and false or deceptive advertising or sales practices;

  .  breach of contract claims relating to purchases; and

  . claims that items sold through these sites infringe third-party intellectual property rights.

   Even to the extent that these claims do not result in material liability, investigating and defending these claims could harm our business.

 We may lose users, advertisers and revenue if we experience system failures on our narrowband services.

   Our web sites on the Excite Network are currently hosted and operated on a computer network infrastructure separate from our broadband services. The Excite Network must accommodate a high volume of traffic and deliver frequently updated information. The web sites on the Excite Network have in the past, and may in the future, experience slower response times or other problems for a variety of reasons. We also depend on third party information providers to make available updated information and content for these services on a timely basis. The Excite Network could experience disruptions or interruption in service due to the failure or delay in the transmission or receipt of this information. In addition, the users of Excite Network services depend on Internet service providers, online service providers and other web site operators for access to the Excite Network. Each of these parties has experienced significant outages in the past, and could experience outages, delays and other difficulties due to system failures unrelated to our systems. In particular, California is experiencing an energy shortage and some regions have experienced blackouts and may experience blackouts in the future. We and many of our third party providers have principal facilities located in California. These types of occurrences could cause users to perceive the Excite Network as not functioning properly and therefore cause them to use other services.

Additional Risks Facing Our Business

 We must develop and maintain the awareness of our brands to attract consumers and advertisers.

   Maintaining and strengthening our brands is critical to achieving widespread acceptance of our services by consumers and advertisers, particularly in light of the competitive nature of our markets. This need will intensify in the event that alternative providers begin offering broadband Internet access and/or content services over the cable systems of our cable partners in an open access environment. Promoting and positioning our brands will depend largely on the success of our marketing efforts and our ability to provide high quality services. We may find it necessary to increase our marketing budget or otherwise increase our financial commitment to creating and maintaining brand loyalty among users. If we fail to promote and maintain our brands or incur excessive expenses in an attempt to promote and maintain our brands, our business could be harmed.

 If we do not develop new and enhanced features, products and services for our media and broadband services, we may not be able to attract and retain a sufficient number of users.

   Because of the competitiveness of our market, we believe it is important to introduce additional or enhanced features, products and services in the future, such as wholesale access services and premium broadband services, in order to differentiate our services and retain our current users and attract new users.

Acquiring or developing new features, products and services may require a substantial investment of personnel and financial and other resources. If we introduce a feature, product or service that is not favorably received by our current users, they may not continue using our services as frequently and they may choose a competing service.

   We must also continually enhance our products and services to incorporate rapidly changing Internet technologies. We could incur substantial development costs if we need to modify our products, services or infrastructure to adapt to changes in Internet technologies. Our business could be harmed if we incur significant costs to adapt to these changes. If we cannot adapt to these changes, users may discontinue using our services.

   We may also experience difficulties that could delay or prevent us from introducing new features, products or services. Furthermore, these features, products or services may contain errors that are discovered after the feature, product or services are introduced. We may need to modify their design significantly to correct these errors. In addition, we must consult with and involve our cable partners in the development and design of new features, products or services for our broadband services. Therefore, the process of introducing new broadband features, products and services is time consuming and if our cable partners object to a new feature, product or service, we could be prohibited from offering it in particular areas. Our business could be adversely affected if we experience difficulties in introducing new products and services or if users do not accept these new products or services.

 International growth is important to our business, but our international operations are subject to additional risks and may not be successful.

   A key component of our strategy is to expand into international markets and offer broadband services in those markets. We have limited experience in developing localized versions of our products and services and in developing relationships with international cable system operators. We may not be successful in expanding our product and service offerings into foreign markets. We have made substantial cash investments in many of our international joint ventures and we may need to provide additional funding to these joint ventures in the future to maintain their solvency. Some or all of these joint ventures may never become profitable and should a decision be made to dissolve them, we would likely lose our entire investment. For example, during 2001 we have shut down our consolidated European narrowband operations.

   In addition to the uncertainty regarding our ability to generate revenues from foreign operations and expand our international presence, we face specific risks related to providing broadband services in foreign jurisdictions, including:

  .  regulatory requirements, including the regulation of Internet access;

  . legal uncertainty regarding liability for information retrieved and replicated in foreign jurisdictions;

  . potential inability to use European customer information due to new European governmental regulations; and

  .  lack of a developed cable infrastructure in many international markets.

 Our equity investments in other companies may not yield any returns, and may adversely affect our operating results.

   We have made equity investments in many Internet companies, including joint ventures in other countries. Our investments in these companies may not yield any return. Of these companies that now have publicly traded stock, a significant portion are currently trading at prices lower than our original purchase price for the stock. In addition, a substantial portion of these investments is in the form of illiquid securities of private companies. These companies typically are in an early stage of development and may be expected to incur substantial losses. The recent decline in the stock market, particularly in the technology sector, has made it less likely that the stock of private companies will become liquid in the near future through an initial public offering or an acquisition. We also are required to account for some of these investments under the equity method of accounting, and therefore must record a share of the net losses in some of these companies. We have incurred charges related to write-downs or write-offs of assets with respect to some of these investments, and may incur additional charges in the future if these companies are not successful.

 If we do not maintain the security of our networks, we could lose customers and may be subject to litigation.

   We have in the past experienced security breaches in our networks. We have taken steps to prevent these breaches, to prevent users from the unauthorized sharing of files via the @Home service and to protect against bulk unsolicited e-mail. However, actual problems with, as well as public concerns about, the security, privacy and reliability of our networks may inhibit the acceptance of our services.

   The need to securely transmit confidential information over the Internet has been a significant barrier to electronic commerce and communications over the Internet. Any well-publicized compromise of security could deter more people from using the Internet or our services to conduct transactions that involve transmitting confidential information, such as purchases of goods or services. Because many of our advertisers seek to encourage people to use the Internet to purchase goods or services, our business could be harmed if this were to occur. We may also incur significant costs to protect against the threat of security breaches or to alleviate problems caused by these breaches.

 We could face liability for defamatory, indecent or infringing content provided on our media services.

   Claims could be made against Internet and online service providers under both United States and foreign law for defamation, negligence, copyright or trademark infringement, or other theories based on the nature and content of the materials disseminated through their networks. Several private lawsuits seeking to impose this liability are currently pending against Internet and online services providers. Our insurance may not adequately protect us from these types of claims.

   In addition, legislation has been proposed that prohibits, or imposes liability for, transmission over the Internet of indecent content. The imposition upon Internet and online service providers of potential liability for information carried on or disseminated through their systems could require us to implement measures to reduce our exposure to this liability. This may require that we expend substantial resources or discontinue service or product offerings. The increased focus on liability issues as a result of these lawsuits and legislative proposals could impact the growth of Internet use. Furthermore, governments of some foreign countries, such as Germany, have enacted laws and regulations governing content distributed over the Internet that are more strict than those currently in place in the United States. One or more of these factors could significantly harm our business.

 We may be liable for our links to third party web sites.

   We could be exposed to liability with respect to the third party web sites that may be accessible through our services. These claims may allege, among other things, that by linking to web sites operated by third parties, we may be liable for copyright or trademark infringement or other unauthorized actions by third parties through these web sites. Other claims may be based on errors or false or misleading information provided by our services. Our business could be harmed due to the cost of investigating and defending these claims, even if these types of claims do not result in liability.

 We may be subject to intellectual property infringement claims which are costly to defend and which could limit our ability to use certain technologies in the future.

   Many parties are actively developing Internet-related technologies. We believe that these parties will continue to take steps to protect these technologies, including seeking patent protection. As a result, we believe that disputes regarding the ownership of these technologies are likely to arise in the future. Although we have several patents, copyrights, trademarks, trade secrets and other intellectual property rights, these may not be sufficient to protect our key products, business methods and processes. From time to time, parties assert patent infringement claims against us in the form of letters, lawsuits and other forms of communications. In addition to patent claims, third parties may assert claims against us alleging unfair competition or infringement of copyrights, trademark rights, trade secret rights or other proprietary rights.

   We may incur substantial expenses in defending against third-party infringement claims regardless of the merit of the claims. In the event that there is a determination that we have infringed third-party proprietary rights, we could incur substantial monetary liability and be forced to make changes to the services and products we provide and the way that we provide them.

                                USE OF PROCEEDS

   We will not receive any proceeds from the sale of the Series A common stock by the selling stockholders under this prospectus.

                                DIVIDEND POLICY

   We have never paid any cash dividends on our Series A common stock. We anticipate that we will continue to retain any earnings for use in the operation of our business and we do not anticipate paying any cash dividends in the foreseeable future. In addition, the terms of our $100 million principal amount convertible notes prohibit us from declaring or paying cash dividends or redeeming securities so long as the notes remain outstanding.

                              SELLING STOCKHOLDERS

   The following table presents information with respect to the selling stockholders and the shares of our Series A common stock that they may offer with this prospectus. Each of the selling stockholders named below either (1) was formerly a stockholder of DataInsight, Inc., Join Systems, Inc. or Kendara, Inc., and acquired their shares as a result of our acquisition of that company, or (2) acquired or may acquire its shares upon conversion of its portion of the $100 million principal amount convertible notes sold in our recent financing transaction. To our knowledge, other than positions of employment with DataInsight, Join and Kendara and with us after the acquisitions, none of the selling stockholders has, or within the past three years has had, any position, office or other material relationship with us or any of our affiliates.

   The information provided in the table below is based on information provided to us by the selling stockholders as of June 30, 2001. We calculated beneficial ownership according to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, as of that date. Percentages have been calculated based on 322,175,934 shares of Series A common stock outstanding as of June 30, 2001. Based on this information, each of the selling stockholders listed below would hold less than 1% of our outstanding shares of Series A common stock following the offering, assuming all shares being offered are sold. The share figures provided below shall be proportionately adjusted to reflect any future stock split, reverse stock split or similar change to our capital structure.

   The number of shares that may be offered by holders of the convertible notes exceeds the shares beneficially owned before the offering as of June 30, 2001, because additional shares may become issuable upon conversion of the notes in the future. We have registered additional shares based on assumptions that reflect current trading prices of the Series A common stock. No holder may convert any note to the extent such conversion would cause the holder, together with its affiliates, to hold more than 9.99% of our then outstanding Series A common stock, calculated in accordance with Section 16 of the Exchange Act, and excluding shares issuable upon conversion of the principal amount of notes held by the holder or its affiliates that remain outstanding.

   The selling stockholders may from time to time offer and sell any or all of their shares as listed below. Because the selling stockholders are not obligated to sell their shares, and because they may also acquire publicly traded shares of our Series A common stock, we cannot estimate how many shares each selling stockholder will beneficially own after this offering. We may update, amend or supplement this prospectus from time to time to update the disclosure in this section.

                                              Shares                  Shares
                                           Beneficially   Shares   Beneficially
                                           Owned Before  That May  Owned After
Name                                       the Offering Be Offered the Offering
----                                       ------------ ---------- ------------
Holders of Convertible Notes:
HFTP Investment L.L.C. (1)................   6,848,377  15,000,000         0
Gaia Offshore Master Fund, Ltd. (1).......   4,565,585  10,000,000         0
Leonardo, L.P. (2)........................  11,413,962  25,000,000         0
                                            ----------  ----------    ------
    SUBTOTAL..............................  22,827,924  50,000,000         0
                                            ----------  ----------    ------
Former Shareholders of DataInsight:
Mark A. Betker............................       9,185       1,495     7,690
Herald David Bonnett......................       1,812         295     1,517
Frederick T. Diehl........................       4,476         728     3,748
Michael F. Doubrava.......................       6,715       1,093     5,622
John P. Fitzgerald........................       1,358         897       461
Karl Friedman.............................       1,903       1,257       646
Thomas W. Gamel...........................      23,951      15,817     8,134
William J. Greiner........................      18,372       2,991    15,381

                                              Shares                  Shares
                                           Beneficially   Shares   Beneficially
                                           Owned Before  That May  Owned After
Name                                       the Offering Be Offered the Offering
----                                       ------------ ---------- ------------
Daniel G. Helle..........................       12,718       2,070    10,648
Steven G. Helle..........................      110,363      72,883    37,480
Raymond P. Martinez......................        4,370         295     4,075
Darryl K. Petruska.......................       13,707       2,231    11,476
John T. Pfannenstein.....................       25,527      16,858     8,669
Steven M. Ryan...........................        2,264       1,495       769
Robert D. Smith..........................       25,461      16,814     8,647
James E. Washburn........................        2,264       1,495       769
                                            ----------  ----------   -------
    SUBTOTAL.............................      264,446     138,714   126,092
                                            ----------  ----------   -------
Former Shareholders of Join Systems:
Alisa McCulloch Trust, Howard Laird
 McCulloch, Jr. TTEE.....................      149,908     122,974    26,934
David G. Belleville......................        2,638       2,164       474
Jerry E. Callister.......................        3,729       3,059       670
Callum Laird McCulloch Trust--1994,
 Howard Laird McCulloch, Jr. TTEE........      149,908     122,974    26,934
Tanya L. Fouts...........................        1,491       1,223       268
Terry Gannon and Carolyn Gannon Revocable
 Trust...................................       17,867      14,657     3,210
Ernest E. Keet...........................       10,441       8,565     1,876
Mary Li..................................        6,712       5,506     1,206
Laird McCulloch..........................       44,748      36,708     8,040
Linda M. Ritter..........................       14,916      12,236     2,680
Theodore Smyth...........................        3,729       3,059       670
David Spooner............................        4,474       3,670       804
Robert A. Stevens........................      102,863      84,382    18,481
Laura Stuart.............................        3,729       3,059       670
Arlene L. Sweet..........................        7,458       6,118     1,340
Henry Yung...............................       23,551      19,320     4,231
Richard R. Zitola........................        2,237       1,835       402
                                            ----------  ----------   -------
    SUBTOTAL.............................      550,399     451,509    98,890
                                            ----------  ----------   -------
Former Shareholders of Kendara:
Pavani Diwanji...........................      429,877     429,877         0
Freeman Murray...........................      383,751     351,001    32,750
                                            ----------  ----------   -------
    SUBTOTAL.............................      813,628     780,878    32,750
                                            ----------  ----------   -------
    TOTAL................................   24,456,397  51,869,286   257,732
                                            ==========  ==========   =======

--------
(1) Promethean Asset Management, LLC, a New York limited liability company, serves as investment manager to both HFTP Investment L.L.C. and Gaia Offshore Master Fund, Ltd., and may be deemed to share beneficial ownership of the shares owned by HFTP and GAIA by reason of shared power to vote and to dispose of the shares beneficially owned by HFTP and GAIA. The ownership information for HFTP does not include ownership information for GAIA and the ownership information for GAIA does not include ownership information for HFTP. Promethean disclaims beneficial ownership of the shares beneficially owned by HFTP and GAIA, and each of HFTP and GAIA disclaims beneficial ownership of the shares beneficially owned by the other.

(2) Angelo, Gordon & Co., L.P. is a general partner of Leonardo, L.P. and consequently has voting control and investment discretion over securities held by Leonardo. Angelo Gordon disclaims beneficial ownership of the shares held by Leonardo.

                              PLAN OF DISTRIBUTION

   The selling stockholders will be offering and selling all shares offered and sold with this prospectus. We will not receive any of the proceeds of the sales of these shares. Offers and sales of shares made with this prospectus must comply with either (1) the terms of the merger agreements we entered into with DataInsight, Join Systems or Kendara, or (2) the terms of the registration rights agreement we entered into with the holders of our $100 million principal amount convertible notes. However, selling stockholders may resell all or a portion of their shares without this prospectus in open market transactions in reliance upon available exemptions under the Securities Act, if any, provided they meet the criteria and confirm to the requirements of one of these exemptions.

   Who may sell and applicable restrictions. The selling stockholders may offer and sell shares with this prospectus directly to purchasers. The selling stockholders may donate or otherwise transfer their shares, as well as the convertible notes, to any person so long as the transfer complies with applicable securities laws. The holders of the convertible notes may also transfer their registration rights, or their rights to sell the shares with this prospectus, to any person, so long as that person agrees in writing to be bound by the registration rights agreement, notifies Excite@Home on a timely basis, and complies with the procedures set forth in the registration rights agreement and the securities purchase agreement. Conversely, the former DataInsight, Join Systems and Kendara stockholders may only transfer their rights to sell with this prospectus to specified persons, including the following:

  . a trust whose beneficiaries consist solely of the stockholder and its immediate family;

  . the personal representative, custodian or conservator of the stockholder, in the case of the stockholder's death or bankruptcy, or an adjudication of incompetency of the stockholder;

  .  immediate family members of a stockholder; or

  . transferees by will or by the laws of intestacy, descent or distribution.

   Upon a transfer of shares and registration rights to any permitted person, that person may then offer and sell shares with this prospectus directly to purchasers.

   Alternatively, the selling stockholders may from time to time offer shares through brokers, dealers or agents. Brokers, dealers, agents or underwriters participating in transactions may receive compensation in the form of discounts, concessions or commissions from the selling stockholders (and, if they act as agent for the purchaser of the shares, from that purchaser). The discounts, concessions or commissions might be in excess of those customary in the type of transaction involved. Any brokerage commissions and similar selling expenses attributable to the sale of shares covered by this prospectus will be borne by the selling stockholders. In order to comply with some state securities laws, the shares may be sold in those jurisdictions only through registered or licensed brokers or dealers.

   The selling stockholders and any brokers, dealers or agents who participate in the distribution of the shares may be deemed to be underwriters, and any profits on the sale of shares by them and any discounts, commissions or concessions received by any broker, dealer or agent may be deemed underwriting discounts and commissions under the Securities Act. The selling stockholders have advised us that, as of the date of this prospectus, they have not entered into any plan, arrangement or understanding with a broker, dealer or underwriter regarding sales of shares with this prospectus.

   Prospectus delivery. A prospectus supplement or a post-effective amendment will be filed with the Securities and Exchange Commission to reflect the disclosure of additional information with respect to the distribution of the shares. In particular, if we receive notice from a selling stockholder that a donee, pledgee, transferee or other successor intends to sell more than 500 shares of our Series A common stock, or that a selling stockholder has entered into a material arrangement with an underwriter or broker-dealer for the sale of shares covered by this prospectus, then to the extent required we will file a supplement to this prospectus.

   Manner of sales. The selling stockholders will act independently of the company in making decisions with respect to the timing, manner and size of each sale. Sales may be made over the Nasdaq National Market, the over-the-counter market, or any other national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale. The shares may be sold at then prevailing market prices, at prices related to prevailing market prices, at fixed prices or at other negotiated prices.

   The shares may be sold according to one or more of the following methods:

  . a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  . purchases by a broker or dealer as principal and resale by the broker or dealer for its account as allowed under this prospectus;

  . ordinary brokerage transactions and transactions in which the broker solicits purchasers;

  . pledges of shares to a broker-dealer or other person, who may, in the event of default, purchase or sell the pledged shares;

  .  an exchange distribution under the rules of the exchange;

  . face-to-face transactions between sellers and purchasers without a broker-dealer; and

  .  by writing options.

   Hedging Transactions. In addition, selling stockholders may generally enter into option, derivative or hedging transactions with respect to the shares, and any related offers or sales of shares may be made under this prospectus. However, the holders of the convertible notes are subject to limited restrictions regarding "short sales" and similar hedging transactions involving our Series A common stock. Other than this limited restriction, selling stockholders may, for example:

  . enter into transactions involving short sales of the shares by broker-dealers in the course of hedging the positions they assume with selling stockholders;

  . sell shares short themselves and deliver the shares registered hereby to settle such short sales or to close out stock loans incurred in connection with their short positions;

  . write call options, put options or other derivative instruments (including exchange-traded options or privately negotiated options) with respect to the shares, or which they settle through delivery of the shares;

  . enter into option transactions or other types of transactions that require the selling stockholder to deliver shares to a broker, dealer or other financial institution, who may then resell or transfer the shares under this prospectus; or

  . loan the shares to a broker, dealer or other financial institution, who may sell the loaned shares.

These option, derivative and hedging transactions may require the delivery to a broker, dealer or other financial institution of shares offered under this prospectus, and that broker, dealer or other financial institution may resell those shares under this prospectus.

   Indemnification and contribution. We and the selling stockholders have agreed to indemnify or provide contribution to each other and specified other persons against some liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act. The selling stockholders may also agree on their own to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against some liabilities, including liabilities arising under the Securities Act.

   Suspension of this offering. We may suspend the use of this prospectus on a limited basis if we learn of any event that causes this prospectus to include an untrue statement of material fact or omit to state a material fact required to be stated in the prospectus or necessary to make the statements in the prospectus not misleading in light of the circumstances then existing. If this type of event occurs, a prospectus supplement or post-effective amendment, if required, will be distributed to each selling stockholder.

                           DESCRIPTION OF SECURITIES

 Common Stock

   We are currently authorized to issue 1,000,000,000 shares of Series A common stock, 110,000,000 shares of Series B common stock (as well as 9,650,000 shares of preferred stock). As of June 30, 2001, there were 322,175,934 shares of Series A common stock and 86,595,578 shares of Series B common stock (all of which was held by AT&T Corp.) outstanding. Each share of Series B common stock is convertible into one share of our Series A common stock. Our Series A common stock is traded on the Nasdaq National Market.

   All shares of common stock outstanding are, and the shares of common stock to be offered with this prospectus, when they are issued and paid for will be, fully paid and nonassessable. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

   Voting Rights. Each share of Series A common stock entitles its holder to one vote for each share, and each share of Series B common stock entitles its holder to ten votes for each share, on all matters to be voted upon by the stockholders. The holders of Series A common stock and Series B common stock vote together as a single class on most matters, except as otherwise required by law or our certificate of incorporation. Our certificate of incorporation does not provide for cumulative voting of shares for the election of directors.

   Our certificate of incorporation currently provides for the election of directors as follows:

  . So long as there are at least 10,000,000 shares of Series B common stock outstanding, the holders of Series B common stock are entitled to elect the smallest number of directors constituting a majority of our board of directors.

  . So long as holders of Series B common stock are entitled to elect directors as provided above and there are any shares of Series A common stock outstanding, the holders of Series A common stock are entitled to elect two directors. Each of these directors must be an "outside director", as defined in our certificate of incorporation.

  . Additional directors are elected by holders of all series of common stock and voting preferred stock outstanding. We do not currently have any shares of voting preferred stock outstanding.

   Dividend Rights. Subject to preferences that may be applicable to preferred stock which may be outstanding at the time, holders of common stock will be entitled to receive ratably any dividends that may be declared from time to time by the board of directors out of funds legally available for that purpose.

   Liquidation Rights. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share in our assets remaining after the payment of liabilities and the satisfaction of any liquidation preference granted to the holders of any shares of preferred stock that may be outstanding.

   No Preemptive or Similar Rights. Holders of common stock are not entitled to preemptive rights (except that some of our largest stockholders have preemptive rights pursuant to a stockholders' agreement with us), conversion rights or other subscription rights. The common stock is not redeemable, and there are no sinking fund provisions that apply to the common stock.

   For additional information regarding our common stock, please refer to our Registration Statement on Form 8-A, filed with the Securities and Exchange Commission on June 13, 1997.

 Convertible Notes

   On June 8, 2001, we entered into a Securities Purchase Agreement, pursuant to which we issued and sold $100,000,000 principal amount convertible notes in a private financing. The following is a summary of the principal terms of the convertible notes. For additional detail, please refer to the Securities Purchase

Agreement, the form of Convertible Note, the Security Agreement and the Registration Rights Agreement, each of which are filed as exhibits to our report on Form 8-K filed with the Securities and Exchange Commission on June 11, 2001.

   Conversion and Adjustments to Conversion Price. The notes are convertible at the holder's option at any time into shares of our Series A common stock at $4.3806 per share, which represents a ten percent premium to the weighted average trading price of our shares on June 8, 2001. No holder may convert any note to the extent such conversion would cause the holder, together with its affiliates, to hold more than 9.99% of our then outstanding Series A common stock, calculated in accordance with Section 16 of the Exchange Act, and excluding shares issuable upon conversion of the principal amount of notes held by the holder or its affiliates that remain outstanding. The conversion price of the notes will be adjusted lower, based on a weighted average formula, if we issue shares of our Series A common stock at a price per share below $4.3806, other than issuances to employees, directors and consultants, in connection with some mergers or acquisitions, or to suppliers, customers or strategic partners. If we issue any warrants or convertible securities before June 8, 2003 that are exercisable or convertible at a price that varies, or may vary, with the market price of our Series A common stock, the holders may have the right to substitute this variable price for the conversion price of the notes.

   Maturity. The notes mature in July 2006, subject to extension in some circumstances. At maturity, we may elect to either redeem the notes for cash equal to the outstanding principal amount of the notes, or else convert the remaining outstanding notes, in whole or in part, into Series A common stock according to a conversion rate based on a five percent discount to the weighted average trading price of our shares over the thirty trading day period preceding the maturity date. No action will be required on the part of the holders.

   Redemption. The notes may be redeemed by the holders on each anniversary of the date of issuance of the notes, at the original issue price of the notes. We may call the notes for redemption on the second, third and fourth anniversaries of the date of issuance of the notes, at the original issue price of the notes. We have the option to pay some, or all, of the redemption amount either in cash or in registered shares of our Series A common stock. In order to preserve our ability to use shares of our Series A common stock to pay the redemption amount, we must comply with several conditions, including maintaining the effectiveness of the registration statement of which this prospectus is a part with respect to a sufficient number of shares, compliance with the continued listing requirements of the Nasdaq National Market, timely delivery of shares upon conversion of the notes, and compliance with other requirements under the notes and the registration rights agreement. Any Series A common stock issued to pay part or all of the redemption amount will be issued in eight equal installments at a five percent discount to the weighted average trading price of our shares over the ten trading day period preceding the issuance of each installment.

   Seniority of the Notes. The notes are senior to our currently outstanding 4% Convertible Subordinated Notes due 2006 and our Convertible Subordinated Debentures due 2018. The notes will not be subordinated to any unsecured debt that we issue, but do not restrict us from issuing additional unsecured debt, or secured debt to the extent that we have sufficient assets to serve as collateral.

   Security Interest. We granted the note holders a security interest in our assets as collateral for our obligations under the notes. However, restricted cash, rights under our backbone capacity agreement with AT&T, as amended, our intellectual property rights, and specified other assets are not covered by this security interest. The security interest does not restrict us from selling or disposing of our assets, but the proceeds from the sale may become collateral. This security interest is automatically subordinated to all other security interests on our assets which exist or may be granted in the future, other than with respect to our convertible subordinated notes and debentures.

   Voting Rights. The holders of the convertible notes do not have any voting rights, except as otherwise required by law.

   Restrictions on Our Ability to Pay Dividends. The terms of the convertible notes prohibit us from declaring or paying cash dividends or redeeming securities so long as the notes remain outstanding.

   Amendment of the Notes. The notes may only be amended by the vote of holders of notes representing two-thirds of the aggregate outstanding principal of the notes.

   Acceleration and Default Provisions. If any of the following events occur, we are required to provide notice to the holders within two business days, and the holders may declare the notes immediately due and payable in cash at a price equal to the greater of the original issue price of the notes or the then-fair market value of the shares of Series A common stock issuable upon conversion of the notes:

  . The registration statement of which this prospectus is a part is not declared effective by the Securities and Exchange Commission before June 8, 2002;

  . Our Series A common stock is delisted or suspended from trading on the Nasdaq National Market for five consecutive trading days or more than ten trading days in any 365-day period;

  . We fail to deliver shares within the required timeframes after delivery by holders of a conversion notice;

  . We are unable to issue shares upon receipt of a conversion notice because the rules of the Nasdaq National Market prohibit the issuance; or

  . We breach any of our representations or obligations under the notes, registration rights agreement or securities purchase agreement, and we fail to cure within 30 business days after notice of the breach.

   Additionally, the holders may declare the notes immediately due and payable in cash at the original issuance price if:

  . The registration statement of which this prospectus is a part is not declared effective by the Securities and Exchange Commission before March 5, 2002;

  .  We fail to pay the principal of the notes when due;

  . We fail to comply with any material provision of the notes within 30 days after receipt of notice of non-compliance;

  . We default in paying any payment of at least $10 million under any other indebtedness;

  . We file for bankruptcy protection or admit in writing that we are generally unable to pay our debts when due;

  . A court enters a decree for relief against us in an involuntary bankruptcy proceeding; or

  . There is an event of default under our 4% Convertible Subordinted Notes due 2006 or Convertible Subordinated Debentures due 2018.

   We are not required to provide periodic evidence as to the absence of a default or as to compliance with the terms of our agreements with the note holders.

   Effect of a Change of Control of Excite@Home. The holders of the notes may redeem them for cash at the original issuance price upon a change of control of Excite@Home, including a merger or sale of substantially all of our assets. Upon any recapitalization, reorganization or merger in which the holders of common stock receive securities, cash or assets and we are not the surviving entity, our successor must substitute for the notes a security having similar terms. If we are the surviving entity, we must provide for conversion of the notes into the same consideration received by the holders of our Series A common stock. Upon a merger or sale of substantially all of our assets where the holders of Series A common stock do not receive publicly traded securities, the holders have the right to immediately redeem the notes for cash equaling 135% of the original purchase price if the transaction occurs before June 8, 2002, 125% of the original purchase price if the transaction occurs between June 8, 2002 and June 8, 2003, and 100% of the original purchase price if the transaction occurs thereafter.

   Registration Rights. We are obligated to maintain the effectiveness of the registration statement of which this prospectus is a part, with respect to a sufficient number of shares to cover the conversion of the notes, until all shares issuable upon conversion of the notes are eligible to be sold pursuant to Rule 144(k) under the Securities Act. If we fail to maintain the effectiveness of the registration statement of which this prospectus is a part, we will be obligated to pay penalties to the note holders, in addition to the acceleration consequences described above.

                                 LEGAL MATTERS

   Fenwick & West LLP, Palo Alto, California, will provide us with a legal opinion as to the validity of the issuance of the shares of Series A common stock offered with this prospectus.

                      WHERE YOU CAN FIND MORE INFORMATION

   We hereby incorporate into this prospectus by reference the following documents:

  . the registration statement on Form S-3 of which this prospectus is a part, and the documents filed as exhibits to the registration statement and incorporated into the registration statement by reference;

  . our annual report on Form 10-K for the year ended December 31, 2000, filed on April 2, 2001, and the amendment to this annual report filed on April 30, 2001;

  . all other reports filed under Section 13(a) or 15(d) of the Exchange Act since December 31, 2000, including: (1) our quarterly report on Form 10-Q for the quarter ended March 31, 2001, filed on March 15, 2001; and (2) our current reports on Form 8-K filed on April 19, 2001, June 11, 2001 and June 21, 2001;

  . the description of our Series A common stock contained in our registration statement on Form 8-A (File No. 000-22697), filed with the Commission on June 13, 1997; and

  . all other information that we file with the Securities and Exchange Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of this offering.

   We have not yet filed with the registration statement the consent of the independent auditors, which audited our consolidated financial statements and financial statement schedule included in our annual report on Form 10-K, as amended, for the year ended December 31, 2000, to incorporate their report dated January 24, 2001 included in the above-referenced Form 10-K into this prospectus by reference. In the course of discussions with the independent auditors related to this filing, the independent auditors have indicated to our management that at this time such report would be modified to include an explanatory paragraph that describes conditions that raise substantial doubt about the company's ability to continue as a going concern before consenting to the incorporation of their report into this prospectus by reference. We will file the consent of the independent auditors in a pre-effective amendment to the registration statement, and unless we have completed a transaction or taken other measures that would eliminate the need for such a modification, we will file an amendment to our annual report on Form 10-K for the year ended December 31, 2000 that includes such a modification in the independent auditors' report.

   To the extent that any statement in this prospectus is inconsistent with any statement that is incorporated by reference, the statement in this prospectus shall control. Such inconsistent incorporated statement shall not be deemed, except as modified or superceded, to constitute a part of this prospectus or the registration statement.

   Because we are subject to the informational requirements of the Exchange Act, we file reports and other information with the Commission. You may obtain copies of this material from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at rates prescribed by the Commission. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. Reports, proxy and information statements and other information that we file electronically with the Commission are available at the Commission's web site at http://www.sec.gov.

   We have filed with the Commission a registration statement on Form S-3 under the Securities Act with respect to the Series A common stock offered with this prospectus. This prospectus does not contain all of the information in the registration statement, parts of which we have omitted, as allowed under the rules and regulations of the Commission. You should refer to the registration statement for further information with respect to us and our Series A common stock. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of each contract or document filed as an exhibit to the registration statement.

   We will furnish without charge to each person to whom a copy of this prospectus is delivered, upon written or oral request, a copy of the information that has been incorporated into this prospectus by reference (except exhibits, unless they are specifically incorporated by reference into this prospectus). You should direct any requests for copies to At Home Corporation, 450 Broadway Street, Redwood City, California 94063, Attention:
General Counsel, telephone: (650) 556-5000.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 [LOGO TO COME]
                              [LOGO APPEARS HERE]

                              At Home Corporation

                              51,869,286 Shares of
                             Series A Common Stock

                           -------------------------
                                   PROSPECTUS

                                  July  , 2001

                           -------------------------

   You should rely only on the information contained in or incorporated by reference into this prospectus. We have not authorized anyone to provide you with different information. The selling stockholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. Other Expenses of Issuance and Distribution.

   The following table sets forth the various expenses payable by the Registrant in connection with the sale and distribution of the shares being registered hereby. Normal commission expenses and brokerage fees are payable individually by the selling stockholders. All amounts are estimated except the Securities and Exchange Commission registration fee.

Securities and Exchange Commission registration fee.................... $27,427
Accounting fees and expenses...........................................  10,000
Legal fees and expenses................................................  20,000
Printer and miscellaneous fees and expenses............................   7,573
                                                                        -------
  Total................................................................ $65,000
                                                                        =======

ITEM 15. Indemnification of Directors and Officers.

   Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and executive officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred arising under the Securities Act.

   As permitted by the Delaware General Corporation Law, the Registrant's certificate of incorporation includes a provision that eliminates the personal liability of its directors to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

  . for any breach of the director's duty of loyalty to the corporation or its stockholders;

  . for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  .  under Section 174 of the Delaware General Corporation Law; and

  . for any transaction from which the director derived an improper personal benefit.

   As permitted by the Delaware General Corporation Law, the Registrant's certificate of incorporation, as amended, further provides:

  . for mandatory indemnification, to the fullest extent permitted by applicable law, for any person who is or was a director or officer, or is or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by this person;

  . that the Registrant's obligation to indemnify any person who was or is serving at the Registrant's request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or nonprofit entity must be reduced by any amount the person may collect as indemnification from the other corporation, partnership, joint venture, trust, enterprise or nonprofit entity;

  . that the Registrant must advance to all indemnified parties the expenses (including attorneys' fees) incurred in defending any proceeding provided that indemnified parties (if they are directors or officers) must provide the Registrant an undertaking to repay the advances if indemnification is determined to be unavailable;

  . that the rights conferred in the certificate of incorporation are not exclusive; and

  . that the Registrant may not retroactively amend the certification of incorporation provisions relating to indemnity.

   The Registrant entered into indemnity agreements with its current directors and executive officers to give such directors and executive officers additional contractual assurances regarding the scope of the indemnification set forth in its certificate of incorporation and to provide additional procedural protections. The indemnification provision in the Registrant's certificate of incorporation and in these indemnification agreements may be sufficiently broad to permit indemnification of its directors and officers for liabilities arising under the Securities Act. The Registrant has also obtained directors' and officers' liability insurance that includes coverage for securities matters.

   The Registrant has also entered into various merger agreements and related registration rights agreements in connection with its acquisitions of and mergers with various companies, and purchase agreements and related registration rights agreements in connection with its issuances of convertible notes and debentures, under which the parties to those agreements have agreed to indemnify the Registrant and its directors, officers, employees and controlling persons against specified liabilities, including liabilities arising under the Securities Act, the Exchange Act or other federal or state laws.

   See also the undertakings set out in response to Item 9.

   Reference is made to the following documents regarding relevant indemnification provisions described above and elsewhere herein:

                                     Document
                                     --------
 1.   Certificate of Amendment to Fifth Amended and Restated Certificate of
      Incorporation (see Exhibit 4.02).

 2. Registration Rights Agreement, dated as of June 8, 2001, by and among the Registrant and holders of the $100 million principal amount convertible notes (see Exhibit 4.06).

 3. Form of Indemnification Agreement entered into between the Registrant and each of its directors and executive officers (incorporated by reference to Exhibit 10.09 to the Registrant's registration statement on Form S-1 (File No. 333-27323) declared effective by the Commission on July 11, 1997).

ITEM 16. Exhibits.

   The following exhibits are filed with this registration statement or incorporated into this registration statement by reference:


                                          Incorporated by Reference
                                       -------------------------------
 Exhibit                                                       Filing   Filed
 Number      Exhibit Description       Form File No.  Exhibit   Date   Herewith
 -------     -------------------       ---- --------- ------- -------- --------
  4.01    The Registrant's Fifth       S-8  333-79883   4.01  06/03/99
          Amended and Restated
          Certificate of
          Incorporation, filed with
          the Delaware Secretary of
          State on May 28, 1999.

  4.02    Certificate of Amendment     S-8  333-44780   4.02  08/30/00
          to the Registrant's Fifth
          Amended and Restated
          Certificate of
          Incorporation, filed with
          the Delaware Secretary of
          State on August 28, 2000.

  4.03    The Registrant's Third       S-3  333-43156   4.03  09/25/00
          Amended and Restated
          Bylaws, as adopted on
          August 28, 2000.

  4.04    Form of certificate of       S-1  333-27323   4.05  07/08/97
          the Registrant's Series A
          common stock.

  4.05    Form of Convertible Note     8-K              4.01  06/11/01
          issued by the Registrant
          pursuant to the
          Securities Purchase
          Agreement dated June 8,
          2001.

  4.06    Registration Rights          8-K              4.02  06/11/01
          Agreement, dated as of
          June 8, 2001, among the
          Registrant and the
          "Buyers" indicated
          therein.

  5.01    Opinion of Fenwick & West    S-3  333-65662   5.01  07/23/01
          LLP regarding the
          legality of the shares
          being registered.

 23.01    Consent of Fenwick & West    S-3  333-65662  23.01  07/23/01
          LLP (included in Exhibit
          5.01).

 24.01    Power of Attorney.           S-3  333-65662  24.01  07/23/01

ITEM 17. Undertakings.

   The Registrant hereby undertakes:

  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

    (a) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

    (b) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

    (c) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to the information in the registration statement;

      provided, however, that paragraphs (1)(a) and (1)(b) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act of 1934 that are incorporated by reference in the registration statement.

  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered in the registration statement, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of those securities.

  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  (4) That, for the purpose of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to
      Section 13(a) or Section 15(d) of the Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered in the registration statement, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of those securities.

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against these liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by the director, officer or controlling person in connection with the securities being registered under this registration statement, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of this issue.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Registrant, At Home Corporation, certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Redwood City, State of California, on this 30th day of July, 2001.


                                          AT HOME CORPORATION

                                          By:  Patti S. Hart*

                                             __________________________________
                                             Patti S. Hart
                                             Chairman of the Board
                                             and Chief Executive Officer

   Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


              Signature                          Title                   Date
              ---------                          -----                   ----

Principal Executive Officer:

           Patti S. Hart*              Chairman of the Board         July 30,
2001
______________________________________ and Chief Executive
            Patti S. Hart              Officer

Principal Financial and Accounting
 Officer:

          Mark A. McEachen*            Executive Vice President      July 30,
2001
______________________________________ and Chief Financial
           Mark A. McEachen            Officer

              Signature                          Title
Date
              ---------                          -----
----

Additional Directors:

                                       Vice Chairman of the Board
______________________________________
        William R. Hearst III

        C. Michael Armstrong*          Director                         July 30,
2001
______________________________________
         C. Michael Armstrong

                                       Director
______________________________________
           Matthew J. Hart

            Frank Ianna*               Director                         July 30,
2001
______________________________________
             Frank Ianna

            David C. Nagel*            Director                         July 30,
2001
______________________________________
            David C. Nagel

                                       Director
______________________________________

          John C. Petrillo*            Director                         July 30,
2001
______________________________________
           John C. Petrillo

                                       Director
______________________________________
           Edward S. Rogers

          Daniel E. Somers*            Director                         July 30,
2001
______________________________________
           Daniel E. Somers



                                                                     July 30,
       /s/ Megan Waters                                              2001
       Pierson


*By: _______________________


     Attorney-in-Fact

                                 EXHIBIT INDEX


                                        Incorporated by Reference
 Exhibit                            ----------------------------------  Filed
 Number     Exhibit Description     Form File No.  Exhibit Filing Date Herewith
 -------    -------------------     ---- --------- ------- ----------- --------
  4.01   The Registrant's Fifth     S-8  333-79883   4.01   06/03/99
         Amended and Restated
         Certificate of
         Incorporation, filed
         with the Delaware
         Secretary of State on
         May 28, 1999.

  4.02   Certificate of Amendment   S-8  333-44780   4.02   08/30/00
         to the Registrant's
         Fifth Amended and
         Restated Certificate of
         Incorporation, filed
         with the Delaware
         Secretary of State on
         August 28, 2000.

  4.03   The Registrant's Third     S-3  333-43156   4.03   09/25/00
         Amended and Restated
         Bylaws, as adopted on
         August 28, 2000.

  4.04   Form of certificate of     S-1  333-27323   4.05   07/08/97
         the Registrant's Series
         A common stock.

  4.05   Form of Convertible Note   8-K              4.01   06/11/01
         issued by the Registrant
         pursuant to the
         Securities Purchase
         Agreement dated June 8,
         2001.

  4.06   Registration Rights        8-K              4.02   06/11/01
         Agreement, dated as of
         June 8, 2001, among the
         Registrant and the
         "Buyers" indicated
         therein.

  5.01   Opinion of Fenwick &       S-3  333-65662   5.01   07/23/01
         West LLP regarding the
         legality of the shares
         being registered.

 23.01   Consent of Fenwick &       S-3  333-65662  23.01   07/23/01
         West LLP (included in
         Exhibit 5.01).

 24.01   Power of Attorney.         S-3  333-65662  24.01   07/23/01